Exhibit 99.1

One of the Top Ten Largest Defense Companies in the World Buys Nano Dimension’s DragonFly System for Additive Manufacturing of Electronics

NESS ZIONA, Israel – September 4, 2019 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced that one of the one of the top ten largest U.S.-based global defense providers has bought a DragonFly system for additive manufacturing of electronics. Nano Dimension, a certified U.S. Department of Defense vendor with a CAGE code, helps defense companies meet strict timelines, produce fully functional electronic circuitry and protect their security-sensitive and proprietary designs.

The sale marks yet another purchase of a Nano Dimension additive manufacturing system in the U.S. defense sector, and is an important milestone in the company’s penetration of the global defense market.

With Nano Dimension’s DragonFly system, defense organizations can lessen the risk of IP theft and effectively streamline productivity by bringing additive manufacturing in-house. This can significantly keep costs down while increasing the speed of R&D and reducing lead times. Further, due to the platform’s manufacturing flexibility, and round the clock 3D printing capability, productivity can be enhanced.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products and penetration of the global defense market. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | +972-542539495 | galit@nano-di.com